SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1.   Press release re Internet Gold Taking 015  International to the Next Stage:
     To Launch Calling Card Services in Mid-December dated December 17, 2004.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Taking 015 International to the Next Stage: To Launch Calling Card Services in Mid-December Friday December 17, 7:01 am ET PETACH TIKVA, Israel, December 17 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD - News) today announced that its 015 International Telephony business plans to enter Israel's NIS 100 million calling card market with a launch of prepaid and postpaid calling card services during the second half of December. The calling card operations will be headed by a senior sales manager with extensive experience in the field that has recently been recruited by the Company.

"Since launching 015 in August, our focus has been on the residential market, a strategy that is in line with our work plans," said Mr. Eli Holtzman, Internet Gold's CEO. "Now, we are leveraging this success to take 015 to the next stage. Calling card services are essential for businesses in Israel, a sector we are now only beginning to address, and also for foreign workers. They are also important products for Israeli tourists, a market which is becoming larger again thanks to the increased stability of the region."

The Company's preparations to launch the new services include the production of the calling cards themselves, the solidification of its nationwide dealer and channel network, the training of sales personnel and the planning of an effective sales and marketing campaign.

"We have set ourselves a target of achieving a 10% market share of Israel's calling card market by the end of 2005," continued Mr. Holtzman. "As a well-greased 'marketing machine' with an effective nationwide dealer network and well-established distribution channels and co-operations, we are confident in our ability to achieve this goal."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully- owned subsidiary Gold Mind focuses on the provision of Internet value-added services. Through MSN Israel, its joint-venture with Microsoft Corp., the Company operates two of Israel's leading Internet portals, MSN-Israel and Start.co.il. Through P1000, its e-Commerce joint venture, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  December 17, 2004